Exhibit 99.1

Baozun Announces Acquisition of Full Jet Limited to Accelerate Expansion of Luxury and Premium

Brand Footprint

Beijing, February 3, 2021 — Baozun Inc. (NASDAQ: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced that it has entered into a share purchase agreement with all the shareholders of Full Jet Limited (“Full Jet”), to acquire a 100% equity interest in Full Jet. The acquisition is subject to customary closing conditions and is expected to be completed on or around February 10, 2021.

Final enterprise value of Full Jet represents a 12.5x multiple of Full Jet’s 2020 EBITDA, with total consideration consisting of a 50% initial cash payment and deferred payments in cash or equity over the following three years, subject to an annual performance target completion result. In addition, an incentive program is granted to key members of Full Jet’s management team, which is also subject to the annual performance target completion result during the same period.

Full Jet is a strategic and brand-focused industry expert that specializes in developing go-to-market strategies for high-end and luxury brands entering the Chinese market. Its key business coverage includes brand development, strategic consulting, e-commerce operations and marketing. Full Jet has successfully leveraged its in-depth knowledge of China’s e-commerce market to support many leading international premium and luxury brand partners and groups. Full Jet has global offices in Paris, Hong Kong and Shanghai, China.

According to a recent report issued by independent third parties, China's personal luxury market was estimated to grow by over 45% in 2020, within which online e-commerce has grown tremendously. In September 2020, Baozun upgraded its luxury group to a tier-1 business unit to better leverage its analytic data, insights and resources to capture the emerging demand. The Company believes that this strategic acquisition of Full Jet strengthens the Company’s expertise in business development, strategic consulting and brand management, and expands its geographic touchpoints with premium and luxury brands globally.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun commented, “We are excited about the acquisition of Full Jet. Baozun and Full Jet share the ambition of helping international luxury and premium brand partners enter China’s fast-growing e-commerce sector. We are confident that our proven track record of capabilities with deep luxury insights and solid infrastructure, combined with Full Jet’s expertise in brand and business development, will provide a compelling value proposition for international labels looking for more strategic and empowered services like us. By capitalizing on the strengths of both parties, we expect to unlock the potential for future growth of premium and luxury sectors, and we believe such initiatives will become strong growth drivers for Baozun in generating RMB20 billion in annual GMV within the next three to five years.”

Ms. Sandrine Zerbib, Founder and Managing Partner of Full Jet added, “We are looking forward to beginning a new journey with Baozun. This acquisition opens doors to tremendous new opportunities for both of us. We are impressed with the vision and execution of Vincent and his team that have made Baozun the undisputable leader in China’s rapidly growing market for e-commerce operations and services. Baozun is an ideal partner to help us realize value through scaling-up and reaching and converting new international brand clients. We share a vision with Baozun that this acquisition will bring international premium and luxury brand e-commerce to the next level.”

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment. For more information, please visit http://ir.baozun.com.

About Full Jet Limited

Full Jet was founded by brand experts, with its founder of 27 years of experience in brand building in China. It started as a consulting agency advising fashion and sports multinationals with regards to their China development with a focus on positioning and distribution. It then developed its operational services starting with offline distribution assistance, brand management, and finally online e-commerce solutions. Leveraging its international perspective tailored for China, it has demonstrated its strengths in pitching and communicating with foreign premium and luxury brands entering China or developing their China business. For more information, please visit http://www.fulljet.com.cn/.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including quotes from management in this announcement and statements about the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Baozun Inc.:

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Andrew McLeod

Phone: +852-2232-3941

E-mail: baozun@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com